Exhibit (c)(11)

CONFIDENTIAL	15th September 2025
Desktop Vessel Valuation

Desktop Valuation Report

Poten & Partners (UK) Ltd. (“Poten” or “we”) has been engaged by Eastern Pacific Shipping Pte. Ltd. (“Client”) to provide a desktop valuation setting forth the estimated market value for the LNG Vessels as set forth in Exhibit A (the “Vessels”). Our determination of the market value for the Vessel as at 12th September 2025 is set forth in Exhibit A.

Desktop Valuation Assumptions

By definition, a desktop appraisal does not include any inspection of the vessel or review of its maintenance records. It is based upon (a) assumed vessel condition and maintenance status, (b) certain information provided by the Client which we may not have independently verified as to accuracy or completeness and (c) information provided to Poten, information from Poten's own database or information gathered by Poten from public and private sources which is subject to limited validation procedures.

For purposes of this valuation, unless otherwise stated in Exhibit B, we have assumed the following at 12th September 2025:

1.	The Vessels are of average specification for its type and age and has no special equipment or characteristics which would materially affect its value.
2.	The Vessels are in average physical condition and its maintenance records and documents are in compliance with all applicable regulations and good industry practices.
3.	The Vessels comply with all applicable regulations, conventions and ordinances affecting vessels of its type.
4.	The Vessels have no history of major damage.
5.	The Vessels will be sold as single unit and not part of a fleet sale which could result in a price discount or premium.

Value Definitions and Explanations

We have been asked to estimate the “Current Market Value” of the Vessels as at 12th September 2025 which is our opinion of the most likely sales price that may be generated for a vessel under the market circumstances that are perceived to exist at the time in question. Market value assumes that the vessel is valued for its highest, best use, that the parties to the hypothetical sale transaction are willing, able, prudent and knowledgeable, and under no unusual pressure for a prompt sale, and that the transaction would be negotiated in an open and unrestricted market on an arm's length basis, for cash or equivalent consideration, and given an adequate amount of time for effective exposure to prospective buyers.

Valuation reports may contain estimates of future financial performance, or opinions that represent Poten's view of reasonable expectations at a particular point in time, but such information, estimates, or opinions are not offered as predictions or as assurances that a particular level of income or profit will be achieved, that events will occur, or that a particular price will be offered or accepted. Actual results achieved during the period covered by the prospective financial analyses will vary from those described in this report, and the variations may be material.

15th September 2025	Page 2 of 4
CONFIDENTIAL
This report, the final estimate of value and estimates of future financial performance included therein, are intended for the information of the Client, solely for the purpose of internal use, and should not be relied upon for any other purpose. Client shall not distribute the report to third parties without Poten's prior written consent.

Our procedures did not include investigation of, and we assume no responsibility for, the titles to, or any liens against the Vessels. Furthermore, we assume there are no hidden, latent, or unexpected conditions that could affect value and accept no responsibility for discovering such conditions.

Neither this report nor any portions thereof (including, without limitation, any conclusions as to value or the identity of Poten) shall be disseminated to the public through public relations media, news media, advertising media, sales media, offering memoranda, circulars, prospectuses or any other public means of communication without the prior written consent and approval of Poten.

The date(s) of the valuation to which the value estimate conclusions apply is set forth within the body of this report. The value is based on the purchasing power of the United States dollar as of that date.

Poten shall not be liable to Client for any claim, demand, liability, loss, cost or expense suffered by Client arising out of or related to the valuation services referred to herein. Client shall indemnify and hold harmless and defend to the fullest extent permitted by law, Poten, its directors, officers, employees and shareholders from and against, any and all claims, demands, liabilities, losses, costs or expense incurred or suffered by Poten arising directly or indirectly out of the valuation services referred to herein, and/or as a result of any claims by any third parties to whom Client has provided this report (including costs and reasonable attorney's fees incurred in defending against such claims, demands, liabilities, losses or expenses whether or not the same is or are found to be valid). The total liability of Poten shall be limited to the greater of (i) the amount paid to Poten for the valuation services or (ii) $5,000.

In no event will Poten have any liability whether based on contract, tort (including, without limitation, negligence), warranty or any other legal or equitable grounds or pursuant to the indemnities granted hereunder, for any loss of interest, profit or revenue by the Client or for any consequential, indirect, incidental, special, punitive or exemplary damages suffered by the Client arising from or related to the valuation services performed by Poten, even if Client has been advised of the possibility of such losses or damages.

The Client's acceptance of this report and/or reliance thereon shall be deemed acceptance of the terms and conditions contained herein.

We believe that the valuation contained herein is reasonably accurate, but it is a statement of opinion and cannot be taken as a representative fact. It must be appreciated that ship values can be very volatile. Information on comparable transactions and market demand can also be limited. The worldwide Covid-19 outbreak has introduced further uncertainty. These circumstances should be considered by anyone contemplating a transaction. The Vessel particulars have not been independently verified by us. Any person contemplating a transaction should satisfy themselves by inspection of the Vessel and/or classification society records or otherwise as to the correctness of the statements and assumptions which this document contains.

For and on behalf of Poten & Partners (UK) Ltd
By:
Name:	Stanislav Evtimov
Title:	Director

15th September 2025	Page 3 of 4
CONFIDENTIAL
EXHIBIT A

Vessel	Capacity	Build Date	Propulsion	Charter-Free Valuation (US$ Millions)

	174,000	Jan-25	MEGA

	174,000	Oct-24	MEGA

	174,000	Jan-21	X-DF

	174,000	Sep-20	X-DF

	170,200	Feb-15	DFDE

	170,200	Feb-15	DFDE

	160,000	Jan-15	TFDE

	162,000	Jan-15	TFDE

	160,000	Feb-15	TFDE

	160,000	May-14	TFDE

	160,000	May-14	TFDE

	162,000	Nov-14	TFDE

	160,000	Jun-14	TFDE

15th September 2025	Page 4 of 4
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EXHIBIT B

Supplemental Valuation Methodology Information

•	The valuation uses a discounted cash flow methodology to value each individual vessel

•	All cash flows and vessel values are discounted an annual discount rate of 8.5%

•
Operating costs are escalated every quarter equivalent to 2.5% per annum (escalation is applied to operating costs only and may not be equal to the escalation component within an individual vessels' charter)

•	Vessel lifetime: 25 years

•	Scrap value: US$480 / Lightweight Ton (LWT)

•	Vessel is dry docked every five years for 20 days (No revenue is earned during the charter period)

•	There is no additional cost to the vessel dry docking (already assumed to be included in operating cost figures)

•	Major refurbishment: The vessel undergoes major refurbishment in years 15 and 20 at a cost of US$7 million per refurbishment

•	Charter Free Value
   Vessel value is the average of three metrics:
1-yr Average — Vessel is assumed to earn the current 1-year TC assessment by Poten for the first year. Historic average of 1-year assessed rates since 2018 are assumed for remainder of lifetime
3-yr Average — Vessel is assumed to earn the current 3-year TC assessment by Poten for the first three years. Historic average of 3-year assessed rates since 2018 are assumed for remainder of lifetime
Depreciated Replacement Cost — Calculated as the depreciated value of the Vessel from current shipyard prices on a straight-line basis assuming a 25-year lifetime